UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12716

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brown, Lisle/Cummings, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Turks Head Place - Suite 800
(No. and Street)

Providence	RI	02903
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David A. Izzi	(401) 421-8900	dizzi@brownlc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'Connor Davies, LLP
(Name – if individual, state last, first, and middle name)

40 Westminster Street - Suite 600	Providence	RI	02903
(Address)	(City)	(State)	(Zip Code)

09/29/2003	127
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David A. Izzi, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Brown, Lisle/Cummings, Inc., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: David A. Izzi

Title: President & Treasurer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BROWN, LISLE/CUMMINGS, INC.

FINANCIAL STATEMENTS

December 31, 2025

CONTENTS



PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Brown, Lisle/Cummings, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brown, Lisle/Cummings, Inc. (the "Company") as of December 31, 2025, the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PKF O'CONNOR DAVIES, LLP
40 Westminster Street, Providence, RI 02903 I Tel: 401.621.6200 I Fax: 401.621.6209 I www.pkfod.com



Auditor's Report on Supporting Schedules

The supporting schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 1987.

February 19, 2026

PKF O'CONNOR DAVIES, LLP
40 Westminster Street, Providence, RI 02903 I Tel: 401.621.6200 I Fax: 401.621.6209 I www.pkfod.com

BROWN, LISLE/CUMMINGS, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS

Cash and cash equivalents	$	526,718
Receivables from clearing organizations		66,147
Prepaid expenses		29,478
Furniture and office equipment, net of accumulated depreciation $116,260		6,202
Escrow deposit		50,000
	$	678,545

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accrued pension contributions	$	261,565
Accrued payroll withholdings and taxes		91,756
Accrued expenses		25,224
		378,545

STOCKHOLDERS' EQUITY

Common stock, no par value, authorized 400 shares; issued 297 shares		297,000
Retained earnings		60,000
		357,000
Less cost of treasury stock, 57 shares		(57,000)
		300,000
	$	678,545

See Notes to Financial Statements

-3-

BROWN, LISLE/CUMMINGS, INC.

STATEMENT OF INCOME
Year Ended December 31, 2025

REVENUES		
Commissions	$	1,484,254
Sale of investment company shares		458,214
Asset management fees		4,005,052
Other revenue		53,021
		6,000,541
EXPENSES		
Stockholder officers' compensation and benefits		4,526,665
Employee compensation and benefits		712,865
Commissions paid to other broker/dealers		236,062
Regulatory fees and expenses		37,453
Lease expense		141,458
Professional services		84,310
Other operating expenses		201,728
		5,940,541
NET INCOME	$	60,000

BROWN, LISLE/CUMMINGS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2025

	Capital Stock Common		Treasury Stock		Retained Earnings		Total	
Balances at January 1, 2025	$	297,000	$	(57,000)	$	60,000	$	300,000
Distributions		-		-		(60,000)		(60,000)
Net income		-		-		60,000		60,000
Balances at December 31, 2025	$	297,000	$	(57,000)	$	60,000	$	300,000

See Notes to Financial Statements

BROWN, LISLE/CUMMINGS, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	60,000
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		3,783
Changes in assets and liabilities:		
Decrease in:		
Receivables from clearing organizations		2,447
Prepaid expenses		1,924
Increase (decrease) in:		
Accrued pension contributions		46,152
Accrued payroll withholdings and taxes		(61,191)
Accrued expenses		11,450
Net cash provided by operating activities		64,565
CASH FLOWS FROM INVESTING ACTIVITY		
Purchase of furniture and office equipment		(1,348)
Net cash used in investing activity		(1,348)
CASH FLOWS FROM FINANCING ACTIVITY		
Distributions to shareholders		(60,000)
Net cash used in financing activity		(60,000)
Net increase in cash and cash equivalents		3,217
CASH AND CASH EQUIVALENTS		
Beginning		523,501
Ending	$	526,718
SUPPLEMENTAL SCHEDULE OF NONCASH OPERATING, INVESTING AND		
FINANCING ACTIVITIES		
Disposal of fully depreciated fixed assets	$	8,325
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	$	-
Taxes	$	400

BROWN, LISLE/CUMMINGS, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2025

Note 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business: Brown, Lisle/Cummings, Inc. (The Company), located in Providence, Rhode Island, is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA")..

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. The transactions cleared through the clearing broker/dealer include the sale of securities and investment management and advisory services.

The Company also provides investment services through the direct sale of mutual funds and variable/fixed annuities.

A summary of the Company's significant accounting policies follows:

Basis of presentation: The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory.

Current expected credit losses: The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments – Credit losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

Receivables from broker-dealers and clearing organizations. The Company's receivables from clearing organizations include amounts receivable from settled trades, including amounts related to futures and options executed on behalf of customers. Except for direct-way business, all of the Company's trades and contracts are cleared through a clearing organization and settled daily by the clearing organization. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. Based on the Company's evaluation of the clearing organization, it has deemed that there is no necessary allowance for credit losses received from the clearing organization as of December 31, 2025.

Cash and cash equivalents: Cash consists of deposits with banks and all highly liquid investments with maturities of three months or less.

Note 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and office equipment and depreciation: Furniture and office equipment are stated at cost. Depreciation is computed using both straight-line and accelerated methods for financial reporting purposes and is based on estimates of useful lives, ranging from 5 to 10 years. The depreciation expense for the year ended December 31, 2025 was $3,783 and accumulated depreciation at December 31, 2025 was $116,260

Income taxes: The Company is an S Corporation within the meaning of Internal Revenue Code Section 1361. Under this provision, profits are, with certain exceptions, taxed directly to the stockholders in proportion to their percentage of ownership. Accordingly, a provision for income taxes is not recognized on these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined there are no uncertain income tax positions.

Advertising costs: The Company charges advertising costs to expense as incurred. Advertising costs for the year ended December 31, 2025 were $3,226.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of cash flows: For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Leases: The Company accounts for its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in several noncancellable operating leases for office space and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of the contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease.

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Lease liabilities. A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate, and are measured using the index or rate at the commencement date. Lease payments, including variable payments based on an index rate, are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to variable lease payments are resolved, (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee. The discount rate is the implicit rate if it is readily determinable; otherwise, the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

ROU assets. A lessee's ROU asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at this commencement date, minus any lease incentives received; plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Accounting policy election for short-term leases. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight line basis over the lease term. Total lease expense for short-term leases for the year ended December 31, 2025 was $136,718.

See Note 5, "Operating Leases" for additional information on the Company's leases.

Note 2. REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant judgments

Revenue from contracts with customers includes commission income, sale of investment shares and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure of the Company's progress under the contract, whether revenue should be presented gross or net of certain costs, and whether constraints on variable consideration should be applied due to uncertain future events.

Note 2. REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Performance obligations

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with its customers:

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Securities transactions and the related commission revenues and expenses are recorded at a point in time on a settlement date basis. The effect of not recording these transactions on a trade date basis when the performance obligation is satisfied as required by generally accepted accounting principles is not material to these financial statements.

Sale of investment shares

Revenue from the sale of investment company shares, including 12b-1 fees, is derived from services provided in the prior month or quarter and are recognized accordingly. The effect of not recording these fees in the month or quarter when the services are provided as required by generally accepted accounting principles is not material to these financial statements.

Asset Management Fees

The Company provides investment advisory services on a daily basis. The Company believes that the performance obligation for providing advisory fees is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. The fee for services is charged quarterly in advance as a percentage of assets under management in the client's account based upon the prior quarter's ending market value. Investment advisory fees are directly obtained from the clearing firm at the beginning of each quarter, and are evenly recognized each month of that quarter as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. This brings the unearned revenue to zero by quarter end. All revenue earned during 2025 was fully recognized in 2025.

Costs to Obtain or Fulfill a Contract with Customers

The Company has elected to expense incremental or avoidable costs to obtain a contract with a customer since the amortization period for these costs would be one year or less.

Note 2. REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Disaggregated Revenue from Contracts with Customers

The following table represents commission revenue by major source:

NY/AMEX listed stocks	$	906,553
NASDAQ listed stocks		512,985
Options		6,252
Over the counter stocks		11,322
Over the counter corporate bonds		29,613
Government bonds		13,406
Municipal bonds		1,345
529 plans		2,778
	$	1,484,254

Note 3. FAIR VALUE

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

Note 3.   FAIR VALUE (CONTINUED)

The Company has no assets and liabilities measured at fair value on a recurring basis as of December 31, 2025.

Additional Disclosures About the Fair Value of Financial Instruments (Including Financial Instruments Not Carried at Fair Value)

GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair values. Financial instruments within the scope of these disclosure requirements are included in the following table. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables, and other liabilities.

The following table presents the carrying values and estimated fair values at December 31, 2025, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
ASSETS					
Cash and cash equivalents	$ 526,718	$526,718	$ -	$ -	$ 526,718
Receivables from					
clearing organizations	66,147	66,147	-	-	66,147
Prepaid expenses	29,478	-	29,478		29,478
Escrow deposit	50,000	50,000	-	-	50,000
	$ 672,343	$ 642,865	$ 29,478	$ -	$ 672,343
LIABILITIES					
Accrued pension contributions	$ 261,565	$ -	$261,565	$ -	$ 261,565
Accrued payroll					
taxes and withholdings	91,756	-	91,756	-	91,756
Accrued expenses	25,224	-	25,224	-	25,224
	$ 378,545	$ -	$ 378,545	$ -	$ 378,545

Note 4. EMPLOYEE PENSION PLANS

During 2010, the Company established a noncontributory 401(k) profit sharing plan. The Plan covers substantially all of its employees who have completed one year of service. The Plan's assets are held by T. Rowe Price Trust Co. Profit sharing contributions and safe harbor contributions for the year ended December 31, 2025 were $224,506 and $79,584, respectively.

Note 5. OPERATING LEASES

The Company had an obligation as a lessee for office equipment with an initial noncancelable term in excess of one year. The Company classified this lease as an operating lease. The Company's lease did not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts included fixed payments plus variable payments. The variable payments were not included in lease payments used to determine lease liability and were recognized as variable costs when incurred. Total lease expense related to this lease for the year ended December 31, 2025 was $4,740

The exercise of lease renewal options is at the Company's sole discretion. The Company includes options to renew the expected term when they are reasonably certain to be exercised. The depreciable life of assets and leasehold improvements are limited by the expected lease term.

Note 6. CUSTOMER RESERVE AND POSSESSION AND CONTROL REQUIREMENTS OF RULE 15c3-3

The Company is exempt from the customer reserve and possession and control requirements of Rule 15c3-3 for all transactions that are cleared through another broker/dealer on a fully disclosed basis pursuant to the provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii). In addition, the Company's direct sale activity is exempt from the customer reserve and possession and control requirements of Rule 15c3-3 pursuant to Footnote 74 of the SEC Release No. 34-70073.

Note 7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital ("net capital ratio"), both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025 the Company had net capital and net capital requirements of approximately $264,136 and $100,000, respectively. The Company's net capital ratio at December 31, 2025 was 1.43 to 1.

Note 8. STATEMENT PURSUANT TO PARAGRAPH (d)(4) of RULE 17a-5

There are no material differences between the computation of aggregate indebtedness and net capital and that of the corresponding computation prepared by and included in the Company's unaudited Part IIA Focus Report filing as of December 31, 2025.

Note 9.   NFS AGREEMENT

The Company has a clearing agreement with National Financial Services, LLC (NFS). Under this agreement, NFS clears transactions on a fully disclosed basis for accounts of the Company and of the Company's customers, which are introduced by the Company and accepted by NFS. NFS maintains stock records and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the FINRA and SEC guidelines for record retention. NFS is responsible for the safeguarding of all funds and securities delivered to and accepted by it. NFS prepares and sends to customers monthly or quarterly statements of account. The Company does not generate and/or prepare any statements, billings or compilations regarding any account. The Company examines all monthly statements of account, monthly statements of clearing services, and other reports provided by NFS and notifies NFS of any errors.   NFS charges the Company for clearing services. NFS also collects all commissions on behalf of the Company and makes payments to the Company for commissions.

The Company carries its receivable from NFS at cost. If a customer of the Company did not pay NFS a commission, the assets of that customer's account would be liquidated to cover any amount owed for the commission. Any shortfall between the value of the assets and the amount owed for the commission would have to be absorbed by the Company as bad debt. The Company has deemed an allowance for such a loss is unnecessary, since historically these losses have been minimal and immaterial. The NFS receivable balance was $68,594 at January 1, 2025.

The Company is required to maintain an escrow deposit account pursuant to the agreement with NFS. The balance of the escrow deposit account was $50,000 at December 31, 2025.

For the year ended December 31, 2025, 96% of revenues are generated from security transactions cleared through NFS. At December 31, 2025, amounts due from NFS in accounts receivable totaled $66,147

Note 10.   OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully-disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. The clearing broker/dealer will also execute trades when requested by the Company. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that insure customer transactions are executed properly.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash. The amount on deposit at December 31, 2025 exceeded insurance limits by approximately $321,000

Note 11.   COMMITTMENTS AND CONTINGENT LIABILITIES

The accrual amounts for legal contingencies are estimated in accordance with the probability of occurrence and reasonably estimable criteria of ASC Subtopic 450-20, "Loss Contingencies". Provisions for loss contingencies are recorded in other operating expenses in the statement of income.

As of December 31, 2025, the Company was not involved in any significant pending court proceedings or regulatory actions, therefore no loss provisions have been recognized.

Note 12.   SEGMENT REPORTING

The Company has one reportable segment: investment services to customers as a broker/dealer registered with the SEC and FINRA. The Company derives revenue primarily from Rhode Island and manages the business activities on a consolidated basis.

The Company derives revenue from customers by buying and selling securities on behalf of its customers, sales of investment company shares and providing investment advisory services.

The Company's chief operating decision maker is the President.

The accounting policies of the investment services segment are the same as those described in the summary of significant accounting policies (Note 1). The chief operating decision maker assesses performance for the investment services segment and decides how to allocate resources based on net income that also is reported on the statement of income as consolidated net income. The measure of segment assets is reported on the statement of financial condition as consolidated assets.

The chief operating decision maker uses net income to evaluate income generated from segment assets in deciding whether to reinvest profits into the investment services segment or to pay additional compensation.

	Investment Services Segment
Revenues	$ 6,000,541
Less:	
Stockholders and employee compensation	5,239,530
Commission paid to other broker/dealers	236,062
Regulatory fees and expenses	37,453
Lease expense	141,458
Professional services	84,310
Other operating expenses	201,728
Segment net income	$ 60,000
Reconciliation of net income	
Adjustments and reconciling items	-
Consolidated net income	$ 60,000

Note 13. <u>**SUBSEQUENT EVENTS**</u>

Management is not aware of any other subsequent events through February 19, 2026 the date the financial statements were available to be issued, that have occurred that would require adjustments to the financial statements.

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2025

AGGREGATE INDEBTEDNESS		
Payables:		
Accrued pension contributions	$	261,565
Accrued payroll withholdings and taxes		91,756
Accrued expenses		25,224
Total aggregate indebtedness	$	378,545
Minimum required net capital	$	100,000
NET CAPITAL		
Stockholders' equity	$	300,000
Non-allowable assets:		
Furniture and office equipment		6,202
Prepaid expenses		29,478
Petty cash		143
Haircuts on securities owned		41
Net capital		264,136
Minimum required net capital		100,000
Capital in excess of minimum requirement	$	164,136
Ratio of aggregate indebtedness to net capital		1.43 to 1

Note: There are no material differences between the preceding computation and the Company's most recently filed unaudited Part II of Form X-17A-5 as of December 31, 2025.

See Report of Independent Registered Public Accounting Firm

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2025

The Company has been exempt from Rule 15c3-3 because all customer transactions are cleared through another broker/dealer, National Financial Services, LLC, on a fully disclosed basis or has been transacted directly with the mutual fund or variable/fixed annuities provider pursuant to Footnote 74 of the SEC Release No. 34-70073.

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE III

**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2025**

All customer transactions are cleared through National Financial Services, LLC on a fully disclosed basis or has been transacted directly with the mutual fund or variable/fixed annuities provider pursuant to Footnote 14 of the SEC Release No. 34-70073. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities was not applicable

BROWN, LISLE/CUMMINGS, INC.

EXEMPTION REPORT

December 31, 2025



**Report of Independent Registered Public Accounting Firm on
Review of the Exemption Report**

**To the Stockholders of
Brown, Lisle/Cummings, Inc.**

We have reviewed management's statements, included in the accompanying, Exemption Report in which (1) Brown, Lisle/Cummings, Inc. (the "Company") identified the following provision of 17 C.F.R. §240.15c3-3 under which the Company claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) ("exemption provision"); and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing the accompanying Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting mutual fund and variable and fixed annuities transactions where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

PKF O'Connor Davies, LLP

February 19, 2026

PKF O'CONNOR DAVIES, LLP

40 Westminster Street, Providence, RI 02903 I Tel: 401.621.6200 I Fax: 401.621.6209 I www.pkfod.com

BROWN LISLE CUMMINGS

Trusted Financial Guidance Since 1912

Brown, Lisle/Cummings, Inc.
One Turks Head Place - Suite 800
Providence, Rhode Island 02903
401-421-8900 / 800-457-4293
www.brownlc.com

BROWN, LISLE/CUMMINGS, INC.
EXEMPTION REPORT

Brown, Lisle/Cummings, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting the amendments to 17 C.F.R. §240.17a-5 are limited to effecting mutual fund and variable and fixed annuities transactions where the funds are payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Brown, Lisle/Cummings, Inc.

I, David Izzi, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _David A. Izzi_

Title: President

February 19, 2026